UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No 3)*

CHIMERA INVESTMENT CORPORATION
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

16934Q109
(CUSIP Number)

December 31, 2014
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☑	Rule 13d-1(c)

☐	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No .	16934Q109	Page 2 of 5

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)		LEON G. COOPERMAN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☑
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION		United States
NUMBER OF SHARES	5	SOLE VOTING POWER	47,829,845
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER	16,532,356
EACH REPORTING	7	SOLE DISPOSITIVE POWER	47,829,845
PERSON WITH:	8	SHARED DISPOSITIVE POWER	16,532,356
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		64,362,201
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES		☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9		6.27%
12	TYPE OF REPORTING PERSON		IN

CUSIP No .	16934Q109	Page 3 of 5

Item 1(a).	Name of Issuer:

CHIMERA INVESTMENT CORPORATION

Item 1(b).	Address of Issuer’s Principal Executive Offices:

1211 Avenue of the Americas, Suite 2902, New York NY 10036

Item 2(a).	Name of Person Filing:

Leon G. Cooperman (“Mr. Cooperman”).  Mr. Cooperman is the Managing Member of Omega Associates, L.L.C. (“Associates”), a limited liability company organized under the laws of the State of Delaware. Associates is a private investment firm formed to invest in and act as general partner of investment partnerships or similar investment vehicles. Associates is the general partner of limited partnerships organized under the laws of Delaware known as Omega Capital Partners, L.P. (“Capital LP”), Omega Capital Investors, L.P. (“Investors LP”), and Omega Equity Investors, L.P. (“Equity LP”), and also the general partner of Omega Charitable Partnership L.P. (“Charitable LP”), an exempted limited partnership registered in the Cayman Islands, and also the general partner of Omega Credit Opportunities Fund, Ltd. L.P. (”Credit LP”), a limited partnership registered in the Cayman Islands. These entities are private investment firms engaged in the purchase and sale of securities for investment for their own accounts.

Mr. Cooperman is the President, CEO, and majority stockholder of Omega Advisors, Inc. (“Advisors”), a Delaware corporation, engaged in providing investment management services, and Mr. Cooperman is deemed to control said entity.

Advisors serves as the investment manager to Omega Overseas Partners, Ltd. (“Overseas”), a Cayman Island exempted company, with a registered address at c/o Intertrust Corporate Services (Cayman) Limited, 190 Elgin Avenue, George Town, Grand Cayman KY1-9005, Cayman Islands, British West Indies. Mr. Cooperman has investment discretion over Overseas’ portfolio investments and is deemed to control such investments.

Advisors serve as a discretionary investment advisor to a limited number of institutional clients (the “Managed Accounts”).  As to the Shares owned by the Managed Accounts, there would be shared power to dispose or to direct the disposition of such Shares because the owners of the Managed Accounts may be deemed beneficial owners of such Shares pursuant to Rule 13d-3 under the Act as a result of their right to terminate the discretionary account within a period of 60 days.

Mr. Cooperman is the ultimate controlling person of Associates, Capital LP, Investors LP, Equity LP, Charitable LP, Credit LP, Overseas, and Advisors.  The principal business office of Capital LP, Investors LP, Equity LP, Overseas, Charitable LP, Credit LP and Advisors is 810 Seventh Avenue, 33rd floor, New York, New York 10019.

Mr. Cooperman is married to an individual named Toby Cooperman.  Mr. Cooperman has an adult son named Michael S. Cooperman and a minor grandchild named Asher Silvin Cooperman. The Michael S. Cooperman WRA Trust (the “WRA Trust”), is an irrevocable trust for the benefit of Michael S. Cooperman. Mr. Cooperman has investment authority over Michael S. Cooperman, the UTMA account for Asher Silvin Cooperman, and the WRA Trust accounts.

Mr. Cooperman is one of the Trustees of The Leon and Toby Cooperman Family Foundation (the “Foundation”), a charitable trust dated December 16, 1981. The other Trustees are family members. The Cooperman Family Fund for a Jewish Future (“Family Fund”) is a Type 1 charitable supporting foundation, and Mr. Cooperman is one of the Trustees of the Family Fund.

CUSIP No .	16934Q109	Page 4 of 5

Item 2(b).	Address of Principal Business Office or, if None, Residence:

11431 W. Palmetto Park Road, Boca Raton FL 33428

Item 2(c).	Citizenship:

United States

Item 2(d).	Title of Class of Securities:

Common Stock, par value $0.01 per share ( the “Shares”)

Item 2(e).	CUSIP Number:

16934Q109

Item 3.	If this Statement is Filed Pursuant to Sections 240.13d-1(b), or 240.13d-2(b) or (c);

This Item 3 is inapplicable.

Item 4.	Ownership.
Provide the following information regarding the aggregate number and percentage of the class of securities of the Issuer identified in Item 1.

(a)(b)	Amount beneficially owned and percent of Class:

Mr. Cooperman may be deemed the beneficial owner of 64,362,201 Shares, which constitutes approximately 6.27 % of the total number of Shares outstanding. This consists of 9,979,222 Shares owned by Capital LP; 4,591,129 Shares owned by Investors LP; 4,672,004 Shares owned by Equity LP; 1,280,000 Shares owned by Credit LP; 12,706,190 Shares owned by Overseas; 11,632,500 Shares owned by Mr. Cooperman; 16,532,356Shares owned by Managed Accounts; 600,000 Shares owned by Toby Cooperman; 250,000 Shares owned by the Foundation; 85,000 Shares owned by the Family Fund; 1,000,000 Shares owned by Michael S. Cooperman; 1,000,000 Shares owned by the WRA Trust; and 33,800 Shares owned by Asher Silvin Cooperman.

(c)	Number of shares as to which such person has:

	(i)	Sole power to vote or to direct the vote
47,829,845

	(ii)	Shared power to vote or to direct the vote
16,532,356

	(iii)	Sole power to dispose or to direct the disposition of
47,829,845

	(iv)	Shared power to dispose or to direct the disposition of
16,532,356

CUSIP No .	16934Q109	Page 5 of 5

Item 5.	Ownership of Five Percent or Less of a Class.
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
This Item 6 is not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.
This Item 7 is not applicable.

Item 8.	Identification and Classification of Members of the Group.
This Item 8 is not applicable.

Item 9.	Notice of Dissolution of Group.
This Item 9 is not applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	January 23, 2015 as of December 31, 2014

Signature:	/s/ Alan M. Stark
Name:	Alan M. Stark
Title:	Attorney In Fact Duly authorized under POA effective as of March 1,2013 and filed on May 20, 2013